UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

SCHEDULE 13D/A

UNDER THE SECURITIES EXCHANGE ACT OF 1934
(Amendment No. 16)

Nanophase Technologies Corporation
(Name of Issuer)

COMMON STOCK, par value $.01
(Title of Class of Securities)

630079101
(CUSIP Number)

Bradford T. Whitmore
5215 Old Orchard Road, Suite 620
Skokie, Illinois  60077
Telephone:  (847) 733-1230
(Name, Address and Telephone Number of Person Authorized to
Receive Notices and Communications)

November 13, 2023
(Date of Event which Requires Filing of this Statement)

If the filing person has previously filed a statement on
Schedule 13G to report the acquisition which is the subject of this Schedule 13D, and is filing this schedule because of Section 240.13d-l(e), 240.13d-l(f) or 240.13d-l(g),
check the following box.  [ ]

NOTE: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See Section 240.13d-7 for other parties to whom copies are to be sent.

The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of
Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

Schedule 13D/A

CUSIP No. 630079101 Page 2 of 8 Pages

1. Names of Reporting Person
S.S. OR I.R.S. Identification No. of Above Persons
Bradford T. Whitmore

2. Check the Appropriate Box if a Member of a Group (See instructions)
(a) [ ]
(b) [ ]

3. SEC Use Only

4. Source of Funds (See instructions)
OO
5. Check if Disclosure of Legal Proceedings is Required
Pursuant to Items 2(d) or 2(e)  [  ]

6. Citizenship or Place of Organization
United States

              7 Sole Voting Power
Number of       22,675,295 shares
Shares
Beneficially  8 Shared Voting Power
Owned by        8,332,983 shares
Each
Reporting     9 Sole Dispositive Power
Person          22,675,295 shares
With
             10 Shared Dispositive Power
                8,332,983 shares

11. Aggregate Amount Beneficially Owned by Each Reporting
Person
31,008,278 shares

12. Check if the Aggregate Amount in Row (11) Excludes
Certain Shares (See instructions) [  ]

13. Percent of Class Represented by Amount in Row (11)

62.4%

14. Type of Reporting Person (See instructions)
IN

Schedule 13D/A

CUSIP No. 630079101 Page 3 of 8 Pages

1. Names of Reporting Person
S.S. OR I.R.S. Identification No. of Above Persons
Grace Investments, LP

2. Check the Appropriate Box if a Member of a Group (See instructions)
(a) [ ]
(b) [ ]

3. SEC Use Only

4. Source of Funds (See instructions)
OO

5. Check if Disclosure of Legal Proceedings is Required
Pursuant to Items 2(d) or 2(e)  [  ]

6. Citizenship or Place of Organization

Delaware Limited Partnership

              7 Sole Voting Power
Number of       0
Shares        8 Shared Voting Power
Beneficially    601,410 shares
Owned	by
Each
Reporting     9 Sole Dispositive Power
Person          0
With         10 Shared Dispositive Power
                601,410 shares

11. Aggregate Amount Beneficially Owned by Each Reporting
Person
601,410 shares

12. Check if the Aggregate Amount in Row (11) Excludes
Certain Shares (See instructions) [  ]

13. Percent of Class Represented by Amount in Row (11)

1.2%

14. Type of Reporting Person (See instructions)
PN

Schedule 13D/A

CUSIP No. 630079101 Page 4 of 8 Pages

1. Names of Reporting Person
S.S. OR I.R.S. Identification No. of Above Persons

INV-GP, LLC

2. Check the Appropriate Box if a Member of a Group (See instructions)
(a) [ ]
(b) [ ]

3. SEC Use Only

4. Source of Funds (See instructions)
OO
5. Check if Disclosure of Legal Proceedings is Required
Pursuant to Items 2(d) or 2(e)  [  ]

6. Citizenship or Place of Organization
Delaware Limited Liability Company


              7 Sole Voting Power
Number of       0
Shares
Beneficially  8 Shared Voting Power
Owned by        601,410 shares
Each
Reporting     9 Sole Dispositive Power
Person          0
With
             10 Shared Dispositive Power
                601,410 shares

11. Aggregate Amount Beneficially Owned by Each Reporting
Person
601,410 shares

12. Check if the Aggregate Amount in Row (11) Excludes
Certain Shares (See instructions) [  ]

13. Percent of Class Represented by Amount in Row (11)

1.2%

14. Type of Reporting Person (See instructions)
OO

Schedule 13D/A

CUSIP No. 630079101 Page 5 of 8 Pages

1. Names of Reporting Person
S.S. OR I.R.S. Identification No. of Above Persons

Strandler, LLC

2. Check the Appropriate Box if a Member of a Group (See instructions)
(a) [ ]
(b) [ ]

3. SEC Use Only

4. Source of Funds (See instructions)
OO
5. Check if Disclosure of Legal Proceedings is Required
Pursuant to Items 2(d) or 2(e)  [  ]

6. Citizenship or Place of Organization
Delaware Limited Liability Company


              7 Sole Voting Power
Number of       0
Shares
Beneficially  8 Shared Voting Power
Owned by        7,731,573 shares
Each
Reporting     9 Sole Dispositive Power
Person          0
With
             10 Shared Dispositive Power
                7,731,573 shares

11. Aggregate Amount Beneficially Owned by Each Reporting
Person
7,731,573 shares

12. Check if the Aggregate Amount in Row (11) Excludes
Certain Shares (See instructions) [  ]

13. Percent of Class Represented by Amount in Row (11)

15.5%

14. Type of Reporting Person (See instructions)
OO

Page 6 of 8 Pages

The undersigned hereby amends its Schedule 13D as filed on September 19, 2003 and as previously amended relating to the common stock ("Common Stock") of Nanophase Technologies Corporation, (the "Issuer"). Bradford T. Whitmore, Grace Investments, LP, INV-GP, LLC and Strandler, LLC are collectively referred to in this Amendment No. 16 as the "Filers." Unless otherwise indicated, all capitalized terms used herein but not defined herein shall have the same meaning as set forth in the Schedule 13D. Except as set forth herein, the Schedule 13D remains unchanged.

Item 2.  Identity and Background

(a) The statement is filed by Grace Investments, LP, a Delaware limited partnership ("Grace Investments"),
INV-GP, LLC, a Delaware Limited Liability Company,
Bradford T. Whitmore ("Whitmore") and Strandler, LLC, a
South Dakota Limited Liability Company ("Strandler")
(collectively the "Filers"). INV-GP, LLC is the general partner of Grace Investments. Whitmore is the manager and sole member of INV-GP, LLC and Strandler.

(b) The business address of Grace Investments, INV-GP, LLC and Whitmore is 5215 Old Orchard Road, Suite 620, Skokie,
Illinois 60077. The business address of Strandler, LLC is
401 3rd Street, #9, Rapid City, South Dakota 57701.

(c) The principal business of Grace Investments is to purchase, sell, invest, and trade in securities.
The principal business of INV-GP, LLC is that of being a general partner of Grace Investments. The principal business of Strandler is to purchase, sell, invest, and trade in securities.

(d) None of the persons referred to in this Item 2 has, during the last five years, been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors).

(e) None of the persons referred to in this Item 2 has, during the last five years, been a party to a civil proceeding of a judicial or administrative body of competent jurisdiction and as a result of such proceeding was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.

(f) Grace Investments is a Delaware limited partnership.
INV-GP, LLC is a Delaware limited liability company.
Strandler is a South Dakota limited liability company.
Whitmore is a citizen of the United States.

Page 7 of 8 Pages

Item 4.  Purpose of Transaction

On November 13, 2023, Strandler entered into, and funded, a $2,000,000 non-revolving promissory note agreement ("Bridge Loan") with the Company. Such loan was made with the intention that it would be repaid with the proceeds of a common equity rights offering ("Rights Offering"), to be commenced upon its associated form S-1 registration statement filing being approved by the Securities and Exchange Commission. The Rights Offering, being made to all shareholders, is for the issuance of 5 million common shares at a price of $0.40 per share. Whitmore, Grace Investments and Strandler ("the Purchasers") entered into a Rights Offering Backstop Agreement to provide assurances that the Rights Offering is fully subscribed. The Purchasers agreed and committed to exercise their Rights in full and to purchase from the Company upon expiration of the Rights Offering, at the Subscription Price, additional shares of Common Stock not otherwise sold in the Rights Offering.

The Filers have no plans or proposals which relate to, or would result in, any of the matters referred to in Paragraphs (a) through (j), inclusive, of Item 4 of the
Schedule 13D. The Filers may, at any time and from time to time, review or reconsider their investment in the Company and formulate plans or proposals with respect thereto, but have no present intention of doing so.

Item 5. Interest in Securities of the Issuer

(a) As of the date of this filing:

(1) Grace Investments, LP beneficially owns 601,410 shares of Common Stock, representing approximately 1.2% of the outstanding shares of Common Stock based upon 49,627,254 shares outstanding as of November 14, 2023 as reported in the Issuer's most recent Form 10-Q. As the general partner of Grace Investments, LP, INV-GP, LLC may be deemed to share beneficial ownership of these 601,410 shares of Common Stock. INV-GP, LLC otherwise disclaims beneficial ownership.

(2) Whitmore is the beneficial owner of 22,675,295 shares of Common Stock. As the manager and sole member of INV-GP, LLC, Whitmore may be deemed the indirect beneficial owner of 601,410 shares of stock beneficially owned by those entities. As the manager and sole member of Strandler, Whitmore may be deemed the indirect beneficial owner of 7,731,573 shares of stock for a total beneficial ownership of 31,008,278 shares, or 62.4% of the outstanding shares of Common Stock based upon 49,627,254 shares outstanding as of November 14, 2023 as reported in the Issuer's most recent Form 10-Q.

(b) Grace Investments, LP:  shared voting power (with INV-GP,
LLC and Whitmore)
601,410 Shares of Common Stock

Whitmore: shared voting power (with Grace Investments, LP and INV-GP, LLC)
601,410 Shares of Common Stock;
and
shared voting power (with Strandler)
7,731,573 Shares of Common Stock;
and
sole voting power
22,675,295 Shares of Common Stock

(c) The Filers effected no transactions in the Common Stock during the past sixty days.

Item 6.  Contracts, Arrangements, Understandings or
Relationships With Respect to Securities of the Issuer.

To the knowledge of the Filers, except for the matters described in this Schedule 13D, there is no contract, arrangement, understanding or relationship (legal or otherwise) among the Filers and any other person with respect to any securities of the Issuer.

Item 7.  Materials to be Filed as Exhibits

Exhibit 1 - Rights Offering Backstop Agreement

Page 8 of 8 Pages

SIGNATURE

After reasonable inquiry and to the best of its knowledge and belief, the undersigned certifies that the information set forth in this Statement with respect to it is true, complete and correct.

Dated: November 16, 2023

Bradford T. Whitmore

By: /s/ Bradford T. Whitmore
Name:  Bradford T. Whitmore

Grace Investments, LP

By: /s/ Bradford T. Whitmore
Name:  Bradford T. Whitmore
Manager: INV-GP, LLC
Its:  General Partner

Strandler, LLC

By: /s/ Bradford T. Whitmore
Name:  Bradford T. Whitmore
Its: Manager and Member

EXHIBIT 1

RIGHTS OFFERING BACKSTOP AGREEMENT

This Rights Offering Backstop Agreement (this "Agreement") is dated as of November __, 2023 and is by and among NANOPHASE TECHNOLOGIES CORPORATION, a Delaware corporation
(the "Company"), BRADFORD T. WHITMORE, an individual
("Whitmore"), GRACE INVESTMENTS, LP, a Delaware limited partnership ("Grace"), and STRANDLER, LLC, a South Dakota limited liability company ("Strandler" and together with Whitmore and Grace, each a "Purchaser" and collectively, "Purchasers").

WHEREAS, the Company has proposed to distribute, at no charge, to holders of record of its common stock, par value $0.01 per share (the "Common Stock"), as of the close of business on the record date of the rights offering (the "Record Date"), non-transferable rights
(the "Rights") to subscribe for and purchase additional shares of Common Stock at a subscription price of $0.40 per share of Common Stock (the "Subscription Price" and such offering, the "Rights Offering");

WHEREAS, pursuant to the Rights Offering, stockholders of record will receive one (1) Right for every one (1) share of Common Stock held by them as of the Record Date, and each Right will entitle the holder to purchase (____) shares of Common Stock at the Subscription Price (the
"Right");

WHEREAS, the Company desires to raise a total of $2,000,000 in connection with the Rights Offering, which shall be used to repay the bridge loan provided by Strandler to the Company on or around the date hereof (the "Bridge Loan");

WHEREAS, in order to provide assurances that the Rights
Offering is fully subscribed, the Company has offered to Purchasers the opportunity, and Purchasers agreed and committed, to exercise their Rights in full and to purchase from the Company upon expiration of the Rights Offering, at the Subscription Price, additional shares of Common Stock not otherwise sold in the Rights Offering, subject to the terms and conditions of this Agreement.

NOW THEREFORE, in consideration of the premises and respective covenants and agreements set forth in this Agreement and other good and valuable consideration the receipt and sufficiency of which are hereby acknowledged, and intending to be legally bound, the parties hereby agree as follows:

Section 1. The Rights Offering.

(a) The Company shall use commercially reasonable efforts to commence and complete the Rights Offering as soon as reasonably practicable. The Company will file a Registration Statement on Form S-1 (the "Registration Statement") for the Rights Offering with the Securities and Exchange Commission (the "SEC") and intends to cause the Registration Statement to be declared effective by the SEC as soon as reasonably practicable.

(b) Purchasers shall cooperate with the Company in connection with the preparation and filing of the Registration Statement, including promptly furnishing to the Company, following written request therefor, any and all information concerning Purchasers or their affiliates as may be required to be set forth in the Registration Statement under applicable law.

(c) In connection with the Rights Offering, the Company shall distribute at no charge to each holder of Common Stock on the Record Date for the Rights Offering (collectively, the "Eligible Common Stockholders") the Rights to purchase shares of Common Stock, at the per share Subscription Price. Each Eligible Common Stockholder shall be eligible to participate in the Rights Offering and exercise its Rights pro rata based on each Eligible Common Stockholder's ownership of Common Stock as of the Record Date for the Rights Offering.

Section 2. Commitment.

Subject to the terms and conditions set forth herein, Purchasers hereby agree (on behalf of themselves and their affiliates) to purchase from the Company, and the Company hereby agrees to sell to Purchasers, at the Subscription Price, all shares of Common Stock that will be available for purchase by Purchasers (on behalf of themselves and their affiliates) pursuant to their Rights (the "Commitment").

Section 3. Backstop Commitment.

(a) Subject to the consummation of the Rights Offering and terms and conditions set forth herein, in order to provide assurance that the Rights Offering will be fully subscribed, Purchasers hereby commit to purchase from the Company, and the Company hereby agrees to sell to Purchasers, at the Subscription Price, any and all Unsubscribed Rights Shares (the "Backstop Commitment"). The "Unsubscribed Rights Shares" means a number of shares of Common Stock equal to the excess, if any, of (i) the aggregate number of shares of Common Stock that may be purchased pursuant to all Rights issued by the Company in connection with the Rights Offering (including any Rights not issued and/or allocated due to the provisions of applicable state or foreign securities laws), over (ii) the aggregate number of shares of Common Stock that are purchased by the Eligible Common Stockholders in the Rights Offering pursuant to the exercise of the Subscription Rights.

(b) Within five (5) business days after the closing of the Rights Offering, the Company shall issue to Purchasers a notice (the "Subscription Notice") setting forth the number of shares of Common Stock subscribed for in the Rights Offering pursuant to the exercise of the Subscription Rights by the Eligible Common Stockholders and the aggregate gross proceeds of the Rights Offering and, accordingly, the number of Unsubscribed Rights Shares to be acquired by Purchasers pursuant to the Backstop Commitment at the Rights Subscription Price. Shares of Common Stock acquired by Purchasers pursuant to the Backstop Commitment are collectively referred to as the "Backstop Acquired Shares."

(c) On the terms and subject to the conditions set forth in this Agreement, the closing of the Backstop Commitment (the "Backstop Closing") shall take place remotely via the exchange of documents and signatures within five (5) business days of the date of the Subscription Notice or such other time and date as shall be agreed between the Company and Purchasers (the date on which the Backstop Closing occurs, the "Closing Date").

(d) At the Backstop Closing, the Company shall issue to Purchasers the Backstop Acquired Shares in consideration of payment in cash of the aggregate amount of the Subscription
Price for such Backstop Acquired Shares.

Section 4. Governing Law. This Agreement shall be governed by, and construed in accordance with, the laws of the State of Illinois, without giving effect to any choice or conflict of laws provision or rule (whether of the State of Illinois or any other jurisdiction) that would cause the application of the Laws of any jurisdiction other than the State of Illinois.

Section 5. Amendment; Waiver; Counterparts. This Agreement may not be amended, modified or waived except in a writing signed by each party hereto. This Agreement may be executed in any number of counterparts, each of which shall be an original, and all of which, when taken together, shall constitute one agreement. Delivery of an executed counterpart of this Agreement by e-mail or electronic delivery shall be effective as delivery of a manually executed counterpart of this Agreement and shall be construed as an original for all purposes.

Section 6. Entire Agreement. This Agreement, together with the Bridge Loan, constitutes the entire understanding among the parties hereto with respect to the subject matter hereof and replaces and supersedes all prior agreements and understandings, both written on oral, between the parties hereto with respect to the subject matter hereof.

NANOPHASE TECHNOLOGIES CORPORATION


By:/s/  Jess Jankowski
        Jess Jankowski
        President & Chief Executive Officer


By:/s/ Bradford T. Whitmore
       Bradford T. Whitmore


GRACE INVESTMENTS, LP

By:/s/ Bradford T. Whitmore
       Bradford T. Whitmore
       Manager, INV-GP, LLC
       Its: General Partner


STRANDLER, LLC

By:/s/ Bradford T. Whitmore
       Manager